April 26, 2010

BY EDGAR

William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	China New Energy Group Company
Item 4.02 Form 8-K
Filed April 15, 2010; File No. 1-32691

Dear Mr. Thompson:

We have reviewed your letter (the “Comment Letter”) to China New Energy Group Company (the “Company”), dated April 19, 2010, relating to the Current Report on Form 8-K filed on April 15, 2010 (the “8-K”).  Set forth below is each comment contained in the Comment Letter followed by our response thereto. Contemporaneously with the filing of this letter we are filing an amendment to the 8-K.

Form 8-K Filed April 15, 2010

1.           Please tell us why the correction of errors in recording the fair value of assets acquired during the acquisition of Chensheng resulted in an adjustment to the minority interest's share of both net income and comprehensive income in amounts that differ significantly from the minority interest's share in the adjustment to depreciation attributable to the increase in the fair value of depreciable assets acquired. Based on our review of your disclosure in Note 22 to the financial statements included in Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2008, it appears that you may not have disclosed the correction of an error in the allocation of income and foreign currency translation adjustments to the minority interest. Please advise and clarify your disclosure regarding the adjustment to income/retained earnings and accumulated other comprehensive income as appropriate. Refer to Item 4.02(a)(2) of Form 8-K.

Response:    The decrease in minority interests is due to (i) the correction of the errors in recording the fair value and (ii) the recalculation of 0.5% of minority interests of Chensheng as  the Company erroneously  allocated 51% of Chensheng’s income (instead of  0.5%)  to minority interests in the original Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on April 15, 2009 (the “Original 2008 10-K”).

The decrease to the minority interest’s share of net income by $414,763 was the net amount of the correction of errors in recording the fair value of assets acquired during the acquisition of Chensheng resulting in an adjustment to the minority interest’s share of both net income AND the exclusion of  50.5% (51% - 0.5%) of the income.

The details affecting the calculating the share of minority interest:

Allocation of income to Minority Interests
Share of income attributable to minority interest as per Statement of operations included in the Original 2008 10-K	$438,773
1) Adjustment to the minority interest’s share of both net income and comprehensive income	(482)
2) Exclusion of the 50.5% (51% - 0.5%)	(414,281)

Share of income attributable to minority interest as per Statement of operations included in the Restated 10-K	$24,010

The adjustment to income/ retained earnings and accumulated other comprehensive income was appropriate as stated above.

2.
Your disclosure in the first sentence states that the financial statements for the year ended "December 31, 2010" should no longer be relied upon. Please revise to disclose that previously issued financial statements for the year ended December 31, 2008 should no longer be relied upon.

Response: We have corrected the disclosure to disclose that the previously issued financial statements for the year ended December 31, 2008 should no longer be relied upon.

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink or Mark Cawley at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC
By:	/s/ Darren Ofsink
Darren Ofsink

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